Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

March 16, 2006

Joshua Ravitz
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Deutsche Alt-A Securities, Inc.
Registration Statement on Form S-3
Filed February 6, 2006
File No. 333-131600

Dear Mr. Ravitz:

We have received and reviewed your comment letter dated March 3, 2006 to our Registration Statement on Form S-3 of February 6, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Deutsche Alt-A Securities, Inc.

New York, NY	Washington, DC	White Plains, NY	Summit, NJ	Mexico City, Mexico

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 2.

Registration Statement on Form S-3:

General

Comment:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class has been current and timely with Exchange Act reporting during the period January 1, 2005 through January 30, 2006. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.

No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months.

Comment:

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(B) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100 (f) of Regulation AB.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 3.

Comment:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

The legality and tax opinion that was originally filed as an exhibit to the registration statement speaks prospectively to the securities to be issued in each takedown, and does not contain any conditions or qualifications that would not appear in, and be acceptable for, opinions delivered to transaction participants at the time of each takedown. Accordingly, we believe that the opinion that was filed as an exhibit fulfills the requirements for the final legality and tax opinions, as described in footnote 133 to the Regulation AB adopting release. This approach is consistent with our firm's past practice, and has been accepted by the Staff in prior Form S-3 ABS registration statement full reviews.

Comment:

4.
We note your disclosure on page 67 of the base prospectus which lists several specific types of credit enhancement that may be used and then indicates that “any other method of credit support described in the prospectus supplement” may also be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time to effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Response:

We have made changes to the base prospectus to respond to this comment.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 4.

Certificates Supplement

Cover Page

Comment:

5.
Please revise to use the terminology set forth in Regulation AB. For example, while we note that you have identified Deutsche Alt-A Securities, Inc. Mortgage Loan Trust 2006-[] as the issuer, you should revise to identify it as the “issuing entity,” as required by Item 1102(a) of Regulation AB. Additionally, revise the cover page of the notes supplement to identify the depositor.

Response:

We have made these changes.

Comment:

6.
Additionally, it appears from the body of the prospectus supplement that you will use cross-collateralization as a form of credit enhancement. Please expand your cover page to provide this information. See Item 1102(h) of Regulation AB.

Response:

We have made this change.

Summary

Comment:

7.
Please revise to include the denomination of the securities offered. In this regard, we note that a cross-reference to other sections of the filing, as used on page seven of the notes prospectus, is not adequate. Refer to Item 1103(a)(3)(iv) of Regulation AB.

Response:

We have made this change.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 5.

Comment:

8.
While we note your discussion of the pre-funding period, it does not appear that you have provided the percentage of the asset pool represented by the pre-funding account, as required by Item 1103(5)(iv) of Regulation AB. Revise accordingly.

Response:

We have made this change.

Comment:

9.	Please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

Response:

We have made this change.

Servicing, page S-97

Comment:

10.
We note that bracketed information regarding material changes in servicing policies and procedures, failure to make any required advances, and any default or early amortization triggering event due to servicing are given for only two of four servicers listed. If Mortgage Funding and GMAC Mortgage Corporation service more than 20% of the portfolio, this information should be provided for them, as well. Please indicate whether or not the other two servicers are expected to service more than 20% of the portfolio and provide the necessary disclosures accordingly. Refer to paragraphs (b), (c) and (d) of Item 1108 of Regulation AB.

Response:

We have revised the document in response to these comments.

Underwriting Standards, page S-50

Comment:

11.
To the extent that the three originators are expected to originate 20% or more of the pool assets, information provided should include how long the originators have been engaged in originating assets and the size and composition of their origination portfolios. Please indicate which of the three originators are expected to originate 20% or more of the pool assets and provide the necessary disclosure. Refer to Item 1110(b) of Regulation AB.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 6.

Response:

We have revised the document in response to these comments.

Notes Supplement

Cover Page

Comment:

12.	Please revise your cover page to indicate that you may use an insurance policy, guarantee, subordination or overcollateralization as forms of credit enhancement. See Item 1102(h) of Regulation AB.

Response:

We have made this change.

Comment:

13.
As a follow-up to the comment above, please confirm that any guarantee of the securities will be registered if an exemption is not available. See footnote 329 to SEC Release 33-8518. Additionally, provide bracketed language illustrating the disclosure you would provide if a guarantee were used as a form of credit enhancement.

Response:

The document has been revised to delete all references to a guarantee as a form of credit enhancement.

Comment:

14.
We note your disclosure on page 3 indicating that investors should rely on the information in the prospectus supplement if information concerning the notes varies between the prospectus supplement and base prospectus. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 7.

Response:

The document has been revised to delete this language.

Summary

Comment:

15.	Please expand this section to identify all transaction parties, including the guarantor or insurance provider referenced on page 8. Refer to Item 1103(a)(1) of Regulation AB.

Response:

The document has been revised in response to this comment.

Comment:

16.
We note that you have provided bracketed language indicating that mortgage loans will form the asset pool covered by the notes supplement. As your base prospectus appears to indicate that residential mortgage loans are the only types of mortgage loans that would be included in an asset pool, it is unclear why you are not able to provide more specific information as you have in the certificates supplement. Please revise or advise as appropriate.

Response:

We have revised our base prospectus to include other types of mortgage loans and have therefore, not made a change to limit the description of the trust fund assets to residential mortgage loans.

The Originator, page 35

Comment:

17.
We note the disclosure on page 35 under “Underwriting Criteria” indicating that you received the information in this section not directly from the originator but from publicly available sources, and that the mortgage loans may not have been originated in accordance with the underwriting policies as disclosed. Please revise to remove this disclaimer and ensure that you provide all of the information required by Item 1111(a) of Regulation AB, which requires underwriting information with respect to the pool assets as opposed to the past practices of the originator.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 8.

Response:

We have revised the document in response to these comments.

The Insurance Policy, page 25

Comment:

18.
We note that neither the depositor nor the underwriter makes any representation as to the accuracy or completeness of the information provided in this section. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the filing. For example, we note similar language at the bottom of page 35 regarding servicer information.

Response:

We have revised the document in response to these comments.

Comment:

19.
While we note that you have provided bracketed information indicating that insurer financial information will be provided as applicable, please revise to clarify that you will provide all information required by Item 1114(b) of Regulation AB.

Response:

We have made this change.

Mortgage Loans, page 3

Comment:

20.
While we note that the asset pools described in your prospectus supplements will not include delinquent assets, as the disclosure in the second bullet on page 5 indicates that delinquent assets may be included in a future asset pool, please revise your prospectus supplement to provided bracketed information showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 9.

Response:

The forms of prospectus supplement have been revised in response to this comment.

The Sponsor, page 23

Comment:

21.
We note that you have provided certain bracketed language regarding the sponsor and the depositor in the base prospectus. Please ensure that a pre-effective amendment to the registration statement includes only finalized information in the base prospectus or advise.

Response:

The description of the sponsor has been updated and does not include any bracketed language. The updated sponsor description has been deleted from the base prospectus and now appears in both forms of prospectus supplement. We have revised the depositor description in the base prospectus.

Distribution of Interest on the Securities, page 29

Comment:

22.
We note from pages 25 and 26 that reference is made to “a designated index” and “LIBOR or another index” in describing Floating Rate securities and Inverse Floating Rate securities, respectively. The base prospectus further says that the prospectus supplement will specify the interest rate for each class or the method for determining the interest rate. All indices that may be used to determine interest payments must be identified in the base prospectus. Please revise to identify all indices. Refer to Item 1113(a)(3) of Regulation AB.

Response:

We note that for REMIC purposes a qualifying index (for an eligible mortgage loan under the REMIC provisions) is one that “can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated for the issuer of the debt instrument or for issuers in general.” This definition is broad enough to incorporate the majority of interest rate indices such as LIBOR, a prime rate, or an average of yields on Treasuries.

We also note that the definition of fixed-income securities for purposes of Rule 3a-7 includes a concept that interest may be payable based on a fixed rate, or based on “a standard or formula which does not reference any change in the market value or fair value of eligible assets.”

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 10.

We do not believe that Regulation AB contains an express limitation on the types of indices that may apply to pool assets that have adjustable interest rates. Nevertheless, it is our intention that indices that apply to pool assets with adjustable rates will be indices that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds, and that these indices will not be tied to the value of an equity or commodity or otherwise create exposure to ABS investors to an asset that is not transferred to or otherwise a part of the asset pool.

Consistent with the foregoing, we do not believe that Regulation AB requires a listing in the base prospectus of all possible indices that may apply to pool assets with adjustable rates. However, we have added language to the base prospectus stating that any indices that apply to pool assets with adjustable rates will be indices “that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds.”

Revolving Period, page 31

Comment:

23.
We note that you may use a revolving period. Please provide bracketed language in the summary section of your prospectus supplement illustrating the disclosure you would provide if applicable. Ensure that you provide all of the information required by Item 1103(a)(5) of Regulation AB, including the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool represented by the funds used during the revolving period.

Response:

We have included a placeholder for a description of the revolving period and the disclosure required by Item 1103(a)(5) of Regulation AB with respect to the assets.

Description of Credit Support, page 67

Comment:

24.
We note from the first prospectus supplement that you intend to use a cap agreement and further note from page 16 of the base prospectus that you may use interest rate or currency swap agreements or “similar agreements”. Please either expand this section to address the derivative arrangements you may use or provide a separate section discussing derivatives. Additionally, confirm that any derivative arrangements you enter into will be limited to interest rate and currency swaps or caps.

Response:

We have revised the base prospectus in response to these comments.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 11.

Mortgage Securities, page 13

Comment:

25.
We note that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in an asset pool of an issuing entity.

Response:

We have included a placeholder for a description of any mortgage securities to be included in the pool of assets.

Signatures

Comment:

26.
Please note that both the principal financial officer and the controller or principal accounting officer must sign the registration statement. Refer to the instructions for signatures on Form S-3 and ensure that your next amendment is revised accordingly. Additionally, ensure that the signatures section of your next amendment is properly dated.

Response:

We have revised the signature page.

Pooling and Servicing Agreement

Comment:

27.
Please ensure that you have attached all exhibits to the Pooling and Servicing Agreement that is filed as an exhibit to your next amendment. In this regard, we note that Exhibit F does not appear to have been filed.

Deutsche ALT-A Securities, Inc. March 16, 2006	Page 12.

Response:

Exhibit F is a form of the Servicing Criteria to be addressed in Assessment of Compliance. The information required by Exhibit F will be incorporated in connection with each Pooling and Servicing Agreement filed with a takedown as the parties responsible for addressing the particular servicing criteria may change from transaction to transaction.

Please contact Lana Deharveng at (212) 912-8354 or the undersigned at (212) 912-7420 with any other questions.

Sincerely,
Serena M. Mentor